Overview of FY2007 Third Quarter Financial Results (Consolidated)
(Prepared in accordance with U.S. GAAP) (Unaudited)
January 29, 2008
Company name:	Advantest Corporation
Stock exchanges on which shares are listed:	First section of the Tokyo Stock Exchange
Stock code number:	6857
URL:	http://www.advantest.co.jp/investors/en-index.shtml
Company representative:	Toshio Maruyama, Representative Board Director, President and CEO
Contact person:	Hiroshi Nakamura, Executive Officer, Senior Vice President of the Financial Group
(TEL (03) 3214-7500)

(Rounded to the nearest million yen)
1. Consolidated Financial Results of FY2007 3Q (April 1, 2007 through December 31, 2007)
(1) Consolidated Financial Results	(% changes as compared with the corresponding period of the previous fiscal year)
	Net sales		Operating income		Income before income taxes and equity in earnings of affiliated company		Net income
	Million yen	% increase (decrease)	Million yen	% increase (decrease)	Million yen	% increase (decrease)	Million yen	% increase (decrease)
FY2007 Q3	149,871	(9.8)	25,589	(36.2)	29,382	(32.2)	19,945	(28.2)
FY2006 Q3	166,222	(5.0)	40,100	(0.9)	43,309	0.6	27,791	7.1
FY2006	235,012	—	56,792	—	61,090	—	35,556	—

	Net income per share (basic)	Net income per share (diluted)
	Yen	Yen
FY2007 Q3	108.60	108.36
FY2006 Q3	148.62	147.66
FY2006	190.01	188.85
(2) Consolidated Financial Position
	Total assets	Net assets	Equity-to-assets ratio	Net assets per share
	Million yen	Million yen	%	Yen
FY2007 Q3	314,057	265,500	84.5	1,486.32
FY2006 Q3	348,293	283,224	81.3	1,512.13
FY2006	366,374	294,797	80.5	1,570.99
(3) Consolidated Cash Flows
	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Cash and cash equivalents at end of period
	Million yen	Million yen	Million yen	Million yen
FY2007 Q3	5,446	(9,745)	(46,765)	144,184
FY2006 Q3	29,251	(6,214)	(4,839)	178,043
FY2006	48,951	(8,013)	(3,662)	196,395

Advantest Corporation – Consolidated (December 2007)

2. (Reference) Projected Results for FY2007 (April 1, 2007 through March 31, 2008)
(% changes as compared with the corresponding period of the previous fiscal year)
	Net sales		Operating income		Income before income taxes and equity in earnings of affiliated company		Net income		Net income per share (basic)
	Million yen	% increase (decrease)	Million yen	% increase (decrease)	Million yen	% increase (decrease)	Million yen	% increase (decrease)	Yen
FY2007	180,000	(23.4)	24,000	(57.7)	25,000	(59.1)	17,000	(52.2)	92.56
3. Others
(1) Changes in significant subsidiaries during 3Q of FY2007:	No
(Changes in specified subsidiaries resulting in changes in scope of consolidation)
(2) Use of simplified accounting method:	Yes
(3) Changes in accounting method from the most recent fiscal year:	No

(Note) Please see "4. Others" in " Qualitative information / Financial Statements" on page 4 for details.
Explanation on the Appropriate Use of Future Earnings Projections and Other Special Instructions

1.  The consolidated earnings forecast for the fiscal year ending March 31, 2008 released on October 26, 2007 was revised in consideration of the third quarter financial results for the fiscal year ending March 31, 2008 and the future prospects.  Please see "Revision of Earnings Forecast for the Fiscal Year Ending March 31, 2008", released on January 24, 2008, for matters pertaining to the revision.

2.  This document contains “forward-looking statements” that are based on Advantest’s current expectations, estimates and projections.  These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause Advantest’s actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements.  These factors include: (i) changes in demand for the products and services produced and offered by Advantest’s customers, including semiconductors, communications services and electronic goods; (ii) circumstances relating to Advantest’s investment in technology, including its ability to timely develop products that meet the changing needs of semiconductor manufacturers and communications network equipment and components makers and service providers; (iii) significant changes in the competitive environment in the major markets where Advantest purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; and (iv) changes in economic conditions, currency exchange rates or political stability in the major markets where Advantest procures materials, components and supplies for the production of its principal products or where its products are produced, distributed or sold.  A discussion of these and other factors which may affect Advantest’s actual results, levels of activity, performance or achievements is contained in the “Operating and Financial Review and Prospects”, “Key Information - Risk Factors” and “Information on the Company” sections and elsewhere in Advantest’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. For the assumptions on which earnings projections are made and other related matters, please see "3. Qualitative Information Regarding Projected Consolidated Earnings" in "Qualitative Information /  Financial Statements" on page 4.

Advantest Corporation – Consolidated (December 2007)
[Qualitative Information / Financial Statements]
1. Qualitative Information Regarding Consolidated Financial Results
With respect to Advantest’s operating environment in the third quarter of the fiscal year ending March 31, 2008 (April 1, 2007 through December 31, 2007), the future of the economy remained uncertain due to turmoil in the financial market triggered by the sub-prime loan crisis in the U.S. which increased concerns of a slowdown of the Japanese and the U.S. economies. Particularly, in the semiconductor related markets, a substantial decline in the price of DRAM semiconductors due to the deterioration of the supply and demand balance in the semiconductor market resulted in semiconductor manufacturers freezing or postponing their capital expenditure programs. Accordingly, Advantest’s business environment was extremely difficult.
In this difficult environment, Advantest’s orders input received and net sales, particularly for semiconductor test systems, fell substantially below what was initially anticipated, and despite efforts to reduce costs by Advantest and its consolidated subsidiaries, such as further improving quality and productivity through the implementation of the just-in-time-production-system in order to secure profitability, income also fell substantially below what was initially anticipated.
Accordingly, orders input received decreased by 27.0% from the previous third quarter to ¥ 126.4 billion, net sales decreased by 9.8% from the previous third quarter to ¥149.9 billion, income before income taxes and equity in earnings of affiliated company decreased by 32.2% from the previous third quarter to ¥ 29.4 billion, and net income decreased by 28.2% from the previous third quarter to ¥ 19.9 billion. Furthermore, the percentage of net sales to overseas customers was 69.1%, compared to 63.9% in the previous third quarter.

(Results by Business Segment)
In the third quarter of the fiscal year ending March 31, 2008, semiconductor manufacturers’ inclination towards capital expenditure declined due to the deterioration of the supply and demand balance and decline in prices in the semiconductor market. Accordingly, the results for test systems for both memory and non memory semiconductors in the Semiconductor and Component Test System Segment fell below what was initially anticipated.
In the memory semiconductor market of this segment, the price of DRAM semiconductors was expected to improve as a result of an increase in demand for personal computers with a new operating system. However, because the improvement in DRAM inventory in the market did not occur and there was nothing to indicate an improvement in prices, demand for test systems for DRAM semiconductors remained weak throughout the third quarter. On the other hand, in the non memory semiconductor market, demand for the test systems for digital consumer electronic ICs remained strong and demand for the test systems for LCD driver ICs improved temporarily in the first half of the third quarter. However, capital expenditure by semiconductor manufacturers was restrained in the latter half of the third quarter due to concerns with respect to the future of the economy. Accordingly, orders input received amounted to ¥ 90.5 billion, net sales amounted to ¥ 109.6 billion and operating income amounted to ¥ 24.6 billion.
In the Mechatronics System Segment, due to continuing weakness in the demand for test systems for DRAM semiconductors, orders input received amounted to ¥ 24.4 billion, net sales amounted to ¥ 28.5 billion and operating income amounted to ¥ 3.4 billion.
In the Services, Support and Others Segment, orders input received amounted to ¥ 14.6 billion, net sales amounted to ¥ 14.3 billion and operating income amounted to ¥ 2.7 billion.

2. Qualitative Information Regarding Consolidated Financial Position
Total assets at the end of the third quarter decreased by ¥ 52.3 billion from the end of the previous fiscal year to ¥ 314.1 billion. The decrease is mainly attributable to decrease in cash and cash equivalents by ¥ 52.2 billion. Total liabilities decreased by ¥ 23.0 billion to ¥ 48.6 billion, due to factors such as a decrease in trade accounts payable. Furthermore, net assets was ¥ 265.5 billion and the equity-to-assets ratio increased by 4.0% to 84.5%.
(Cash Flow Statements)
Cash and cash equivalents at the end of the third quarter decreased by ¥ 52.2 billion from the end of the previous fiscal year to ¥ 144.2 billion. The situation of each type of cash flow during this third quarter and the contributing factors are as follows:
Cash flows from operating activities was an inflow of ¥ 5.4 billion. This is primarily attributable to a net income of ¥ 19.9 billion and a decrease of ¥ 12.7 billion in trade accounts payable.
Cash flows from investing activities was an outflow of ¥ 9.7 billion, consisting primarily of purchases of property, plant and equipment, including lease assets.
Cash flows from financing activities was an outflow of ¥ 46.8 billion, consisting primarily of ¥ 36.6 billion in payments to acquire treasury stock and ¥ 10.4 billion in dividend payments.

Advantest Corporation – Consolidated (December 2007)
3. Qualitative Information Regarding Projected Consolidated Earnings
With respect to Advantest’s future forecast, due to the continuing stagnation of the price of semiconductors during and after the third quarter of the current fiscal year, as well as the increasing uncertainty with respect to the future of the economy resulting from the instability of the financial market and concerns over a slowdown of the U.S. economy, semiconductor manufacturers’ inclination towards capital expenditure has shown further decline. Accordingly, the consolidated earnings forecast for the fiscal year ending March 31, 2008 was revised in “Revision of Earnings Forecast for the Fiscal Year Ending March 31, 2008”, which was released on January 24, 2008, as follows:
(Reference)
[FY2007 (April 1, 2007 through March 31, 2008)]
	Net sales	Operating income	Income before income taxes and equity in earnings of affiliated company	Net income
Previous forecast (A) (As of October 26, 2007)	Million yen 230,000	Million yen 47,000	Million yen 51,000	Million yen 33,000
Revised forecast (B) (As of January 24, 2008)	180,000	24,000	25,000	17,000
Difference (B)-(A)	(50,000)	(23,000)	(26,000)	(16,000)

4. Others
(1)	Changes in significant subsidiaries during 3Q of FY2007:
(Changes in specified subsidiaries resulting in changes in scope of consolidation)
None.

(2)	Use of simplified accounting method:
Simplified tax effect accounting is used for the calculation of tax expenses for the purpose of the quarterly financial results.

(3)	Changes in accounting method from the most recent fiscal year:
None.

Advantest Corporation – Consolidated (December 2007)
5. Quarterly Consolidated Financial Statements (Summary)

1. Quarterly Consolidated Balance Sheets (Summary)
	FY2006 (As of March 31, 2007)		Q3 of FY2007 (As of December 31, 2007)		Increase (Decrease)	Q3 of FY2006 (As of December 31, 2006)
Item	Amount (in million yen)	Percentage (%)	Amount (in million yen)	Percentage (%)	Amount (in million yen)	Amount (in million yen)	Percentage (%)
(Assets)
Cash and cash equivalents	196,395		144,184		(52,211)	178,043
Trade receivables, net	54,264		44,833		(9,431)	45,337
Inventories	31,976		34,613		2,637	35,820
Other current assets	12,173		17,118		4,945	16,572
Total current assets	294,808	80.5	240,748	76.7	(54,060)	275,772	79.2

Investment securities	11,370	3.1	8,955	2.8	(2,415)	11,342	3.3
Property, plant and equipment, net	49,650	13.6	52,249	16.6	2,599	49,482	14.2
Intangible assets, net	3,101	0.8	3,298	1.1	197	2,890	0.8
Other assets	7,445	2.0	8,807	2.8	1,362	8,807	2.5
Total assets	366,374	100.0	314,057	100.0	(52,317)	348,293	100.0

(Liabilities)
Current portion of long-term debt	10		5		(5)	10
Trade accounts payable	29,095		16,294		(12,801)	26,145
Other current liabilities	31,547		22,725		(8,822)	24,143
Total current liabilities	60,652	16.6	39,024	12.4	(21,628)	50,298	14.5

Long-term debt, excluding current portion	—	—	—	—	—	5	0.0
Accrued pension and severance cost	8,267	2.2	7,458	2.4	(809)	11,193	3.2
Other liabilities	2,658	0.7	2,075	0.7	(583)	3,573	1.0
Total liabilities	71,577	19.5	48,557	15.5	(23,020)	65,069	18.7

(Stockholders' equity)
Common stock	32,363	8.8	32,363	10.3	—	32,363	9.3
Capital surplus	39,256	10.7	39,787	12.7	531	38,303	11.0
Retained earnings	273,082	74.6	282,252	89.9	9,170	265,126	76.1
Accumulated other comprehensive income (loss)	3,652	1.0	842	0.2	(2,810)	2,549	0.7
Treasury stock	(53,556)	(14.6)	(89,744)	(28.6)	(36,188)	(55,117)	(15.8)
Total stockholders' equity	294,797	80.5	265,500	84.5	(29,297)	283,224	81.3
Total liabilities and stockholders' equity	366,374	100.0	314,057	100.0	(52,317)	348,293	100.0

Advantest Corporation – Consolidated (December 2007)
2. Quarterly Consolidated Statements of Income (Summary)
	Q3 of FY2006 (April 1, 2006 through December 31, 2006)			Q3 of FY2007 (April 1, 2007 through December 31, 2007)			Increase (Decrease)		FY2006 (April 1, 2006 through March 31, 2007)
Item	Amount (in million yen)		Percentage (%)	Amount (in million yen)		Percentage (%)	Amount (in million yen)		Amount (in million yen)		Percentage (%)
Net sales		166,222	100.0		149,871	100.0		(16,351)		235,012	100.0
Cost of sales		75,822	45.6		70,430	47.0		(5,392)		108,718	46.3
Gross profit		90,400	54.4		79,441	53.0		(10,959)		126,294	53.7
Research and development expenses		21,984	13.2		22,888	15.3		904		29,509	12.6
Selling, general and administrative expenses		28,316	17.1		30,964	20.6		2,648		39,993	16.9
Operating income		40,100	24.1		25,589	17.1		(14,511)		56,792	24.2
Other income (expense):
Interest and dividends income	2,178			3,117			939		3,026
Interest expense	(12)			(9)			3		(16)
Other	1,043	3,209	1.9	685	3,793	2.5	(358)	584	1,288	4,298	1.8
Income before income taxes and equity in earnings (loss) of affiliated company		43,309	26.0		29,382	19.6		(13,927)		61,090	26.0
Income taxes		15,513	9.3		9,394	6.3		(6,119)		25,520	10.9
Equity in earnings (loss) of affiliated company		(5)	(0.0)		(43)	(0.0)		(38)		(14)	(0.0)
Net income		27,791	16.7		19,945	13.3		(7,846)		35,556	15.1

	Q3 of FY2006 (April 1, 2006 through December 31, 2006)	Q3 of FY2007 (April 1, 2007 through December 31, 2007)	Increase (Decrease)	FY2006 (April 1, 2006 through March 31, 2007)
Item	Amount (in yen)	Amount (in yen)	Amount (in yen)	Amount (in yen)
Net income per share
Basic	148.62	108.60	(40.02)	190.01
Diluted	147.66	108.36	(39.30)	188.85

Advantest Corporation - Consolidated (December 2007)
3. Quarterly Consolidated Statements of Cash Flows (Summary)
		Q3 of FY2006 (April 1, 2006 through December 31, 2006)	Q3 of FY2007 (April 1, 2007 through December 31, 2007)	FY2006 (April 1, 2006 through March 31, 2007)
Item		Amount (in million yen)	Amount (in million yen)	Amount (in million yen)
I	Cash flows from operating activities:
	Net income	27,791	19,945	35,556
	Adjustments to reconcile net income to net cash provided by operating activities:
	Depreciation and amortization	6,105	6,380	8,214
	Changes in assets and liabilities:
	Trade receivables	24,686	9,309	15,563
	Inventories	(5,906)	(2,643)	(2,054)
	Trade accounts payable	(6,621)	(12,712)	(3,318)
	Income taxes payable	(14,699)	(9,260)	(10,586)
	Other	(2,105)	(5,573)	5,576
	Net cash provided by operating activities	29,251	5,446	48,951
II	Cash flows from investing activities:
	Purchases of property, plant and equipment	(5,666)	(7,887)	(7,511)
	Other	(548)	(1,858)	(502)
	Net cash used in investing activities	(6,214)	(9,745)	(8,013)
III	Cash flows from financing activities:
	Payments to acquire treasury stock	(40)	(36,563)	(68)
	Dividends paid	(7,300)	(10,441)	(7,468)
	Other	2,501	239	3,874
	Net cash used in financing activities	(4,839)	(46,765)	(3,662)
IV	Net effect of exchange rate changes on cash and cash equivalents	1,920	(1,147)	1,194
V	Net change in cash and cash equivalents	20,118	(52,211)	38,470
VI	Cash and cash equivalents at beginning of period	157,925	196,395	157,925
VII	Cash and cash equivalents at end of period	178,043	144,184	196,395

Advantest Corporation - Supplemental Information (December 2007)
Supplemental Information to FY2007 Third Quarter Financial Results

1. Business Segment Operating Income
(Rounded to the nearest million yen)
		Q3 of FY2006 (April 1, 2006 through December 31, 2006)		Q3 of FY2007 (April 1, 2007 through December 31, 2007)		Increase (Decrease)	FY2006 (April 1, 2006 through March 31, 2007)
		Amount	Percentage (%)	Amount	Percentage (%)	Amount	Amount	Percentage (%)
Semiconductor and Component Test System	Net sales to unaffiliated customers	114,736	97.8	107,342	97.9	(7,394)	164,899	98.3
	Intersegment sales	2,609	2.2	2,274	2.1	(335)	2,916	1.7
	Sales	117,345	100.0	109,616	100.0	(7,729)	167,815	100.0
	Operating expenses	82,789	70.6	85,023	77.6	2,234	119,207	71.0
	Operating income before stock option compensation expenses	34,556	29.4	24,593	22.4	(9,963)	48,608	29.0

Mechatronics System	Net sales to unaffiliated customers	37,688	99.5	28,249	99.2	(9,439)	51,801	99.6
	Intersegment sales	201	0.5	240	0.8	39	224	0.4
	Sales	37,889	100.0	28,489	100.0	(9,400)	52,025	100.0
	Operating expenses	27,859	73.5	25,057	88.0	(2,802)	38,378	73.8
	Operating income before stock option compensation expenses	10,030	26.5	3,432	12.0	(6,598)	13,647	26.2

Services, Support and Others	Net sales to unaffiliated customers	13,798	100.0	14,280	100.0	482	18,312	100.0
	Intersegment sales	—	—	—	—	—	—	—
	Sales	13,798	100.0	14,280	100.0	482	18,312	100.0
	Operating expenses	12,107	87.7	11,572	81.0	(535)	15,442	84.3
	Operating income before stock option compensation expenses	1,691	12.3	2,708	19.0	1,017	2,870	15.7

Elimination and Corporate	Net sales to unaffiliated customers	—	—	—	—	—	—	—
	Intersegment sales	(2,810)	100.0	(2,514)	100.0	296	(3,140)	100.0
	Sales	(2,810)	100.0	(2,514)	100.0	296	(3,140)	100.0
	Operating expenses	2,068	—	2,054	—	(14)	2,627	—
	Operating income (loss) before stock option compensation expenses	(4,878)	—	(4,568)	—	310	(5,767)	—

Consolidated	Net sales to unaffiliated customers	166,222	100.0	149,871	100.0	(16,351)	235,012	100.0
	Intersegment sales	—	—	—	—	—	—	—
	Net sales	166,222	100.0	149,871	100.0	(16,351)	235,012	100.0
	Operating expenses	124,823	75.1	123,706	82.5	(1,117)	175,654	74.7
	Operating income before stock option compensation expenses	41,399	24.9	26,165	17.5	(15,234)	59,358	25.3
	Adjustment: Stock based compensation expense	1,299	0.8	576	0.4	(723)	2,566	1.1
	Operating income	40,100	24.1	25,589	17.1	(14,511)	56,792	24.2

(Notes)	1.
Adjustments to operating income (loss) in Corporate principally represent corporate general and administrative expenses and research and development expenses related to fundamental research activities that are not allocated to operating segments.

	2.	Advantest uses the operating income (loss) before stock option compensation expenses for management's analysis of business segment results.

2. Consolidated Net Sales by Geographic Segment
(Rounded to the nearest million yen)
	Q3 of FY2006 (April 1, 2006 through December 31, 2006)		Q3 of FY2007 (April 1, 2007 through December 31, 2007)		Increase (Decrease)	FY2006 (April 1, 2006 through March 31, 2007)
	Amount	Percentage (%)	Amount	Percentage (%)	Amount	Amount	Percentage (%)
Americas	8,439	5.1	6,219	4.1	(2,220)	10,158	4.3
Europe	7,905	4.8	7,138	4.8	(767)	11,238	4.8
Asia	89,912	54.0	90,253	60.2	341	140,782	59.9
Total Overseas	106,256	63.9	103,610	69.1	(2,646)	162,178	69.0
Japan	59,966	36.1	46,261	30.9	(13,705)	72,834	31.0
Consolidated	166,222	100.0	149,871	100.0	(16,351)	235,012	100.0

Advantest Corporation - Supplemental Information (December 2007)
3. Consolidated Net Sales by Business Segment
(Rounded to the nearest million yen)
	Q3 of FY2006 (April 1, 2006 through December 31, 2006)	Q3 of FY2007 (April 1, 2007 through December 31, 2007)	Increase (Decrease)	FY2006 (April 1, 2006 through March 31, 2007)
Semiconductor and Component Test System	117,345	109,616	(7,729)	167,815
for memory semiconductors	69,071	78,627	9,556	109,541
for non memory semiconductors	48,274	30,989	(17,285)	58,274
Mechatronics System	37,889	28,489	(9,400)	52,025
Services, Support and Others	13,798	14,280	482	18,312
Intercompany transactions elimination	(2,810)	(2,514)	296	(3,140)
Total net sales	166,222	149,871	(16,351)	235,012

4. Consolidated Orders Input Received and Orders Backlog by Business Segment
(Rounded to the nearest million yen)
	Q3 of FY2006 (April 1, 2006 through December 31, 2006)	Q3 of FY2007 (April 1, 2007 through December 31, 2007)	Increase (Decrease)	FY2006 (April 1, 2006 through March 31, 2007)
Semiconductor and Component Test System	121,540	90,510	(31,030)	175,126
Mechatronics System	42,585	24,383	(18,202)	54,861
Services, Support and Others	13,739	14,568	829	18,013
Intercompany transactions elimination	(4,718)	(3,012)	1,706	(5,131)
Total orders input received	173,146	126,449	(46,697)	242,869

	Q3 of FY2006 (As of December 31, 2006)	Q3 of FY2007 (As of December 31, 2007)	Increase (Decrease)	FY2006 (As of March 31, 2007)
Semiconductor and Component Test System	40,410	24,420	(15,990)	43,526
Mechatronics System	12,588	6,621	(5,967)	10,727
Services, Support and Others	979	1,027	48	739
Intercompany transactions elimination	(2,002)	(2,582)	(580)	(2,084)
Total orders backlog	51,975	29,486	(22,489)	52,908
(Note)
The amount of orders input received for any given period consists of the sum of the revenues for such period and the amount of orders backlog at the end of such period less the orders backlog at the end of the previous fiscal year. Orders input received are recorded upon receipt of a written customer order.

5. Consolidated Capital Expenditures, Depreciation and Amortization and Research and Development Expenses
(Rounded to the nearest million yen)
	Q3 of FY2006 (April 1, 2006 through December 31, 2006)	Q3 of FY2007 (April 1, 2007 through December 31, 2007)	Increase (Decrease)	FY2006 (April 1, 2006 through March 31, 2007)
Capital expenditures	5,257	10,278	5,021	8,336
Depreciation and amortization	6,105	6,380	275	8,214
Research and Development Expenses	21,984	22,888	904	29,509
Percentage of net Sales	13.2	15.3	—	12.6

6. Number of Employees (Advantest Corporation and Consolidated Subsidiaries)
(Persons)
	FY2006 (As of March 31, 2007)	Q3 of FY2007 (As of December 31, 2007)	Increase (Decrease)	Q3 of FY2006 (As of December 31, 2006)
Non-Consolidated (Parent Company Only)	1,454	1,463	9	1,466
Consolidated subsidiaries	2,183	2,215	32	2,178
Consolidated full-time employee total	3,637	3,678	41	3,644